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[Net2Phone Letterhead]

March 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Net2Phone, Inc.
Registration Statement on Form S-3 (No. 333-125880)
Application for Withdrawal under Rule 477

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Net2Phone, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (No. 333-125880) (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because, pursuant to that certain merger agreement, dated as of February 17, 2006, the Company will become a privately held, wholly owned subsidiary of IDT Corporation, and shares of Net2Phone’s common stock will cease to be quoted on the Nasdaq National Market and will be deregistered under the Securities and Exchange Act. No securities were sold or will be sold under the Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

If you should have any questions regarding this application, please contact the undersigned at (973) 438-3111 or Robert M. Hayward of Kirkland & Ellis LLP at (312) 861-2000.

Sincerely,

Net2Phone, Inc.

/s/ Liore Alroy

Liore Alroy
Chief Executive Officer